October 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Diffusion Pharmaceuticals Inc. Withdrawal of Request for Acceleration of

Registration Statement on Form S-1 (File No. 333-234234)

Ladies and Gentlemen:

Diffusion Pharmaceuticals Inc. (the “Registrant”) hereby withdraws its request, dated October 28, 2019, that the Registration Statement on Form S-1 (File No. 333-234234) (the “Registration Statement”) become effective on Wednesday, October 30, 2019, at 5:15 p.m., or as soon as practicable thereafter. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, David Rosenthal of Dechert LLP at (212) 698-3616, or Curtis Weber of Dechert LLP at (212) 649-8705.

Very truly yours, DIFFUSION PHARMACEUTICALS INC.

/s/ David G. Kalergis
David G. Kalergis
Chief Executive Officer